UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Early Resignation of a Non-Executive Director

On February 8, 2010, KB Financial Group Inc. announced the following resignation of one of its non-executive directors.

Key Details:
• Details of the resigning non-executive director:
  1)Name: Han Kim
  2)Stated term: From September 29, 2008 to the date of the annual general meeting of shareholders in 2011

• Reason for resignation: Personal reasons

• Resignation date: February 6, 2010

• Details of the board of directors of KB Financial Group Inc. after the resignation:
  1)Number of directors: 10
  2)Number of non-executive directors: 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: February 8, 2010	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO